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                            July 9, 2020

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       Room 102, 23-1 Wanghai Road
       Xiamen Software Park Phase 2
       Siming District, Xiamen City, Fujian Province
       The People   s Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 24,
2020
                                                            CIK No. 377-03160

       Dear Mr. Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed June 24, 2020

       Risk Factors
       Content related to hip-hop..., page 15

   1. We note your response to prior comment 7 and we re-issue it in part. Your risk factor mitigates the risk you
describe when you state that you "currently engage in street dance," however, your
business model contemplates promoting hop-hop culture in many other ways, beyond
street dance. Please revise to acknowledge the other ways in which you plan to promote
hip-hop culture and the risks of doing so in light of the government crackdown you
acknowledge here.
 Zhuoqin Huang
Pop Culture Group Co., Ltd
July 9, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operation
Covid-19 Affecting our Results of Operation, page 49

2. We note your revised disclosure about the impact of COVID-19 and that you "currently expect a 40% decline in actual revenue when compared to the forecasted [revenue] for the six months ended June 30, 2020." Because you have not disclosed your forecasted revenue for this period, please revise to present the impact as compared to your historical financial performance. As additional time elapses, please continue to update your disclosures to reflect how COVID-19 has impacted operations as compared to prior financial periods. As a related matter, please also discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition. Please refer to CF Disclosure Guidance: Topic No. 9 and 9A. Liquidity and Capital Resources, page 56

3. We reviewed the revisions to your disclosure in response to comment 6. Please revise to disclose the turnover days for accounts receivable for the six months ended December 31,
         2018 and the specific reasons for the change in turnover days between the periods.
12. Income Taxes, page F-21

4. We reviewed your response to comment 11 and the revisions to your disclosure. Please explain to us why you have not recognized any deferred tax assets, deferred tax liabilities and the valuation allowance that are required to be disclosed pursuant to ASC 740-10-50-
         2. Refer to ASC 740-10-25 for guidance.
14. Ordinary Shares, page F-22

5. We reviewed the revisions to your disclosure in response to comment 12. Please tell us why the issuance of 1,343,600 Class A Ordinary Shares to five investors for cash
FirstName LastNameZhuoqin Huang
        consideration approved by the board of directors on May 30, 2020 is related to the
Comapany     NamePop Culture
        reorganization         Group Co., Ltd
                       and the authoritative literature you applied to record the transaction retroactively.
July 9, 2020 Page 2
FirstName LastName
 Zhuoqin Huang
FirstName
Pop CultureLastNameZhuoqin
              Group Co., Ltd Huang
Comapany
July 9, 2020NamePop Culture Group Co., Ltd
July 9,3 2020 Page 3
Page
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Bill Thompson at 202-551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services